Exhibit 99.1

Source: Aptorum Group Ltd
July 16, 2025 08:38 ET

Aptorum Group Limited and DiamiR Biosciences Enter into Definitive Merger Agreement

NEW YORK, July 16, 2025 (GLOBE NEWSWIRE) -- Aptorum Group Limited (NASDAQ: APM) (“Aptorum Group,” “Aptorum” or the “Company”), a clinical stage biopharmaceutical company dedicated to addressing unmet medical needs in oncology and infectious diseases, and DiamiR Biosciences (“DiamiR”), a developer of proprietary innovative blood-based tests for brain health and other diseases with a CLIA licensed, CAP accredited clinical laboratory in New Haven, CT, today announced that they have entered into a definitive agreement for an all-stock merger transaction, in which DiamiR Biosciences will retain its name and become a wholly-owned subsidiary of Aptorum Group upon consummation of the merger.The combined company expects to remain listed on the Nasdaq Stock Market following the closing of the merger.

Ian Huen, Aptorum’s Chief Executive Officer and Chairman, commented, “Following a thorough review and evaluation of ways to continue building value for Aptorum Group’s shareholders, we believe merging with DiamiR, a commercialization-capable company focused on brain health and other significant unmet needs, represents the best path forward for our Company and has the potential to deliver near and long-term value. Our board believes that the combined company will be well-positioned to become a global life sciences company with the capability to generate revenue through biopharma services and offering much needed biomarker panels for complex- biology indications to better characterize patients.”

According to DiamiR’s Chief Executive Officer, Alidad Mireskandari, Ph.D., “Aligning the strategic strengths of the two companies allows us to execute our plans to advance Clinical and Pharma Services solutions for aging-related diseases, such as Alzheimer’s and other neurodegenerative diseases, neurodevelopmental disorders, oncology and autoimmune indications, driving shareholder value and establishing the combined company as a leader in non-invasive, blood- based testing with strong focus on brain health. We look forward to working together with Aptorum’s team and bringing into the combined company our strong assay development, commercialization, reimbursement, and regulatory expertise.”

About the Proposed Transaction, Management & Organization

Under the terms of the merger agreement and subject to stockholder approval, Aptorum Group will re-domicile to the state of Delaware prior to the closing of the merger (“Domestication”), and following the Domestication, acquire all of the outstanding capital stock of DiamiR Biosciences in exchange for a number of shares of its common stock which will represent approximately 70% of the outstanding common stock of Aptorum Group, with the current equity holders of Aptorum Group retaining 30% of the common stock immediately following the consummation of the merger.

The merger agreement has been approved by the boards of directors of both companies, and is subject to stockholder approval of both companies and other customary closing conditions. The proposed merger is expected to close in the fourth quarter 2025.

Following the merger, the combined company will be headquartered in Princeton, New Jersey, and the executive officers are expected to be Ian Huen as Chief Executive Officer, Dr. Alidad Mireskandari as President and Chief Operating officer, and Gary Anthony as Chief Financial Officer.

The merger agreement provides that the board of directors of the combined company will be composed of five members, with three members initially designated by Aptorum Group and two members and one board observer initially designated by DiamiR.

The Company will seek its shareholders’ approval for the issuance of shares in the merger, as well as other related proposals including the Domestication and a reverse stock split. Completion of the merger is subject to a number of conditions, including, without limitation, approval by Aptorum Group shareholders of both the Domestication and merger share issuance, satisfaction of NASDAQ listing requirements, certain third party consents, a registration statement on Form S-4 for the Aptorum Group shares being issued as merger consideration being declared effective by the Securities and Exchange Commission (the “SEC”) and the satisfaction or waiver of other customary closing conditions. Once the Form S-4 has been declared effective by the SEC, the Company intends to set a date for a special meeting for its shareholders to approve the proposals associated with the merger as well as other related proposals as described above, and deliver the final notice for the shareholders meeting to its shareholders.

Hunter Taubman Fischer & Li LLC is acting as legal counsel to Aptorum Group while Ellenoff Grossman & Schole LLP is acting as legal counsel to DiamiR Biosciences. H.C. Wainwright & Co. is acting as financial advisor to DiamiR in connection with the merger.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. For more information, please visit the company’s website at www.aptorumgroup.com.

DiamiR Biosciences

DiamiR is a private molecular diagnostics company focused on developing and commercializing minimally invasive tests offered through its CLIA/CAP-certified laboratory for early detection and monitoring of brain health conditions and other diseases in clinical trials and clinical practice settings. DiamiR’s proprietary platform technology, protected by over 50 issued patents worldwide, is based on quantitative analysis of organ-enriched, including brain-enriched and inflammation- associated, microRNA signatures in plasma for screening, patient stratification, as well as disease progression and treatment monitoring. In addition, DiamiR offers protein and genetic biomarker analyses. DiamiR collaborates with leading academic centers, disease foundations, and biopharma companies. For more information, please visit the company’s website at www.diamirbio.com and connect with DiamiR on LinkedIn.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often use words such as “believe,” “may,” “will,” “estimate,” “target,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “propose,” “plan,” “project,” “forecast,” “predict,” “potential,” “seek,” “future,” “outlook,” and similar variations and expressions. Forward-looking statements are those that do not relate strictly to historical or current facts. Examples of forward-looking statements may include, among others, statements regarding the consummation and closing of the proposed merger, the satisfactory completion of all conditions to the merger, the shareholder’s approval necessary for the issuance of shares in the merger and Domestication, the Company’s ability to successfully operate its business and provide value to stockholders after completion of the merger, Aptorum Group Limited’s (the “Company’s”): future financial, business and operating performance and goals; annualized recurring revenue and customer retention; ongoing, future or ability to maintain or improve its financial position, cash flows, and liquidity and its expected financial needs; potential financing and ability to obtain financing; acquisition strategy and proposed acquisitions and, if completed, their potential success and financial contributions; strategy and strategic goals, including being able to capitalize on opportunities; expectations relating to the Company’s industry, outlook and market trends; total addressable market and serviceable addressable market and related projections; plans, strategies and expectations for increasing revenue and executing growth initiatives. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Forward-looking statements are not guarantees of future performance, and our actual results of operations, financial condition and liquidity and development of the industry in which the Company operates may differ materially from those made in or suggested by the forward-looking statements. Therefore, investors should not rely on any of these forward-looking statements. Factors that may cause actual results to differ materially include changes in the markets in which the Company operates, the financial markets, economic, business and regulatory and other factors, such as the Company’s ability to execute on its strategy. More detailed information about risk factors can be found in the Company’s Annual Report on Form 20-F under the heading “Risk Factors,” and in other reports filed by the Company, including reports on Form 6-K. The Company does not undertake any duty to update forward-looking statements after the date of this press release.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the merger, the Company will file a current report on Form 6-K to disclose additional details about the merger, a registration statement on Form S-4 with the SEC, and will mail notices of shareholders meeting and other relevant documents to its shareholders. Investors and security holders of the Company are advised to read, when available, the From S-4, and amendments thereto, the notice to shareholders, and amendments thereto, in connection with the Company’s solicitation of proxies for its shareholder’ meeting to be held to approve the transaction described herein because the notice to shareholders will contain important information about the transaction and the parties to the transaction, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger and related proposals. The notices to shareholders will be mailed to the Company’s shareholders as of a record date to be established for voting on the transactions. Shareholders will also be able to obtain copies of the notice, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Ian Huen, telephone: +44 20 80929299.

A registration statement relating to these securities will be filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of Aptorum’s registration statement on Form S-4, once available, can be viewed on the SEC’s website.

Participants in the Solicitation

Aptorum Group, DiamiR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information about Aptorum’s directors and executive officers including a description of their interests in Aptorum is included in Aptorum’s most recent Annual Report on Form 20-F, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

For more information, please contact:
Aptorum Group Limited

Investor Relations Department

investor.relations@aptorumgroup.com

+44 20 80929299

3